TABLE OF CONTENTS

FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

January 9, 2001
_____
(Date of report)

NATIONAL PROCESSING, INC.
_____
(Exact name of registrant as specified in its charter)

Ohio	1-11905	61-1303983
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1231 Durrett Lane, Louisville, Kentucky	40213
(Address of principal executive offices)	(Zip Code)

(502) 315-2000
_____
(Registrant's telephone number, including area code)

Item 5. Other Events

On January 8, 2001, National Processing, Inc. (NYSE:NAP) issued a press release announcing the purchase of the merchant services business unit from National City Corporation's member banks (National City). This sale involves about 30,000 merchant contracts with more than $4 billion in annualized credit and debit volumes. National City's Merchant Services unit employs about 75 employees involved in sales and service. National Processing, Inc. through its wholly owned operating subsidiary, National Processing Company, LLC. (NPC®) is the second largest merchant processor in the United States, providing merchant credit card processing and corporate outsourcing solutions.

NPC already handles all authorizations and settlement processing for the approximate 30,000 merchant through a third party processing contract with National City. This transaction provides NPC with direct ownership of those merchant contracts without requiring customer conversions. It is estimated that the 30,000 new accounts acquired from National City will generate about $18 million in incremental annual revenue for NPC and will be immediately accretive to NPC's earnings. "This transaction increases our market share in the regionally-based 'Mom and Pop' merchant segment, while simultaneously allowing us to rapidly expand our distribution footprint," stated Thomas A. Wimsett, president and chief executive officer of NPC.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

    (a)   FINANCIAL STATEMENTS OF BUSINESS ACQUIRED: None

    (b)   PRO FORMA FINANCIAL INFORMATION: None

    (c)   EXHIBITS:

        99.1 News Release, dated January 8, 2001.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL PROCESSING, INC.
By: /s/ Carlton E. Langer
Name: Carlton E. Langer
Title: Secretary

Dated: January 9, 2001